Exhibit 99.1

OKYO Pharma Limited Receives Nasdaq Deficiency Notice

New York, July 28, 2023 – OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced that it received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying OKYO that, for the previous 30 consecutive business days, the market value of OKYO’s ordinary shares had closed below the minimum $35 million requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “Market Value Rule”).

The Nasdaq deficiency letter has no immediate effect on the listing of OKYO’s ordinary shares on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C) (the “Compliance Period Rule”), OKYO has been provided an initial period of 180 calendar days, or until January 22, 2024 (the “Compliance Date”), to regain compliance with the Market Value Rule. If, at any time before the Compliance Date, the market value of OKYO’s ordinary shares is $35 million or more for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to OKYO that it complies with the Market Value Rule.

However, if OKYO does not regain compliance with the Market Value Rule by the Compliance Date, then Nasdaq will provide notice to OKYO that its ordinary shares will be subject to delisting. At that time, OKYO may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”). OKYO expects that its ordinary shares would remain listed pending the Panel’s decision. There can be no assurance that, if OKYO does appeal the Staff’s delisting determination to the Panel, such appeal would be successful.

About OKYO

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560
Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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